

ALTCOIN.IO
2018 Report

Dear investors,

We will likely require additional financing in order to perform operations over the lifetime of the company. Due to complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. The company intends to raise additional capital in the future from investors.

We need your help!

We will likely require additional financing in order to perform operations over the lifetime of the company. Due to complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. The company intends to raise additional capital in the future from investors.

Sincerely,

Andrew Gazdecki
CEO and Co-Founder

Sulejman Sarajlija
CTO and Co-Founder

Our Mission

We believe decentralized exchanges are the future of cryptocurrency and centralized exchanges will soon become obsolete. Our mission is to build an exchange that supports instant, low-fee trades of virtually any token, all secured by the blockchain, that is easy to use for novice and experienced traders alike. With thousands of different altcoins on our network, high liquidity, and an excellent user experience, we hope to become the preferred platform for all traders concerned with security.

See our full profile

🐦 f Ⓥ 🔗

How did we do this year?

Report Card

A+

🙂 The Good

Altcoin Exchange, Inc. has done well in the year 2018 and the corporation is expecting to generate profits in the next 6 months.

Fund raising of $847,489 in 2018 has helped us in the growth and expansion of our business

.

☹ The Bad

N/A

N/A

N/A

2018 At a Glance

January 1 to December 31

$447
Revenue

-$308,650
Net Loss

$813,102
Short Term Debt

$897,489
Raised in 2017

$557,547
Cash on Hand

INCOME   BALANCE   NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Hackers have stolen almost $10 billion in Bitcoin in the last few years, and centralized exchanges are to blame. By holding your tokens in a single vault during each transaction, they create a single point of failure, a weakness hackers can easily exploit. The market wants a secure way to trade. At Altcoin.io, we're building a decentralized exchange that puts safety first: you stay in control of your coins the entire time. Already, 110,000+ traders have pre-registered since September 2017.

We believe decentralized exchanges are the future of cryptocurrency and centralized exchanges will soon become obsolete. Our mission is to build an exchange that supports instant, low-fee trades of virtually any token, all secured by the blockchain, that is easy to use for novice and experienced traders alike. With thousands of different altcoins on our network, high liquidity, and an excellent user experience, we hope to become the preferred platform for all traders concerned with security.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Altcoin Exchange, Inc. was incorporated in the State of Delaware in August 2017.

Since then, we have:

- 110,000+ pre-registered users.

- Founder named 30 Under 30. Grew previous company to 100+ employees.

- Centralized and less secure competitor Coinbase earned $1 billion last year.

- Founder's two previous companies acquired.

- First DEX to implement a Plasma-like sidechain solution.

- Featured on Bitcoin.com, Coindesk, CoinTelegraph, Cryptovest, and more.

- Accomplished and open-sourced world's first Ethereum and Bitcoin atomic swap.

Historical Results of Operations

Our company was organized in August 2017 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2018, the Company had revenues of $0 compared to the year ended December 31, 2017, when the Company had revenues of $0.

- *Assets.* As of December 31, 2018, the Company had total assets of $564,213, including $557,547 in cash. As of December 31, 2017, the Company had $10,978 in total assets, including $4,311 in cash.

- *Net Loss.* The Company has had net losses of $308,650 and net losses of $52,497 for the fiscal years ended December 31, 2018 and December 31, 2017 respectively.

- *Liabilities.* The Company's liabilities totaled $813,102 for the fiscal year ended December 31, 2018 and $50,167 for the fiscal year ended December 31, 2017.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $150,000 in debt. This has been forgiven, thus repaid in full.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses



Altcoin Exchange, Inc. cash in hand is $557,547.31, as of December 2018. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $64,166.79/month. Our intent is to be profitable in 6 months.

No material changes or trends in our finances or operations have changed since the date our financials were reviewed.

We anticipate expenses to increase over the next 3-6 months as we expand our team. We also expect to see our first revenues in the next 3-6 months as we release our first working version of our decentralized trading exchange.

Net Margin: -69,052% **Gross Margin: 100%** **Return on Assets: -55%** **Earnings per Share: -$38,581.29**

Revenue per Employee: $56 **Cash to Assets: 99%** **Revenue to Receivables: ~** **Debt Ratio: 144%**

Altcoin_Exchange__Inc._-_2018_Financials__Final_.pdf

ALTCOIN_2017.pdf

We ❤ Our 984 Investors

Thank You For Believing In Us

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Casey O'Connor
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William Robbins
Sean Thompson
Scott Sweeney
Jade Tao
Zachariah Sinkala
Genevieve Bigler
Don Henry Robinson
Leonora L Uy
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Mahendra Hagroo
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Ahassan Mughal
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Chris Cole
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Amanda L
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Daniel S. Biery
Andrew Lynam
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Anthony Bosco
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Bobbi Muscara
Jeffrey Martin
Sara Pomare
Dean Gordon
Thomas Sorensen
Bianca Gostin
Kenneth Shelton
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VUGAH MUNANG
Brian Leshinger
Jim Von Eiff
Esteban Benito Olivieri
Zte Holdings, LLC
Darlington Etumni
Alicia MacLennan
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Michael Martin
James Monahan
Mark Schroeder
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Marcos Santiago
Bruno Rocha
Rajiv Patel
Jimmy Duong
Georg Zundel
Richard Rux
Craig Smith

Thank You!

From the Altcoin.io Team

Andrew Gazdecki
CEO and Co-Founder

Sulejman Sarajlija
CTO and Co-Founder

Djenad Razic
Senior Software Engineer
With experience developing trading platforms and exchanges. System, Web, Backend, UI.

Anto Brajkovicis
System Administrator
Has worked on deploying server architecture for scale, network security, and reliability.

Azra Mahmutovic
Frontend React Developer
Has worked on many projects with a eye for great UX/UI.

Nick Cote
Advisor
Industry expert trading BTC/Altcoins and consulting full-time since 2013. COO Redacted Capital.



Josh Olszewicz

Advisor

Self taught, full time trader with BTC since 2013, primarily focusing on technical analysis.





Nate Freire

Advisor

Full time trader since 2013. Specializes in Cryptocurrencies, Forex and Equity trading.



Alan Ezeir

Advisor

Serial entrepreneur, mentor, and investor with several tech exits. Founder CryptoPortfolio.



Crypto Bull

Advisor

CryptoBull has been trading bitcoin and altcoins for 4 yrs. Buying low is easy – holding is hard.





Fabian Vogelsteller

Advisor

Founder of Lusko. Author/developer of Ethereum's Mist browser and Ethereum Wallet.



Details

The Board of Directors

DIRECTOR	OCCUPATION		JOINED
Andrew Gazdecki	CEO @ Altcoin Exchange Inc.		2017

Officers

OFFICER	TITLE		JOINED
Andrew Gazdecki	Secretary CEO Treasurer		2017

Voting Power [⊘]

HOLDER	SECURITIES HELD	VOTING POWER
Andrew Gazdecki	1,010,283 Common Stock	78.0%

Past Equity Fundraises

None.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Bizness Apps [⊘]	10/31/2017	$100,000	$0[⊘]	2.0%	01/01/2020	Yes
Bizness Apps, Inc. [⊘]	01/25/2018	$50,000	$0[⊘]	2.0%	12/31/2019	Yes

Related Party Transactions

In 2017, the Company entered into an agreement with Bizness Apps, a related Company that was previously owned by the founder, Andrew Gazdecki under common management and control to borrow up to $100,000 for the purpose of funding development operations (the "Related Party Loan"). The Related Party Loan is unsecured, accrues interest at the rate of 2% per annum, and matures on December 31, 2019. As of December 31, 2017, borrowings under the Related Party Loan amounted to $100,000. However, the Company received an additional disbursement of $50,000 subsequent to January 25, 2018, but before the financial statements were available to be issued. These loans have been forgiven, thus repaid in full.

Name	Bizness Apps
Amount Invested	$100,000
Transaction type	Loan
Issued	10/31/2017
Outstanding principal plus interest	$0 as of 05/2018
Interest	2.0 per annum
Relationship	Owned by Andrew Gazdecki

Andrew Gazdecki owned Bizness Apps at the time of the transaction. All debts have now been forgiven, thus repaid in full.

been forgiven, thus repaid in full.

Name	Bizness Apps
Amount Invested	$50,000
Transaction type	Loan
Issued	01/31/2018
Outstanding principal plus interest	$0 as of 05/2018
Interest	2.0 per annum
Relationship	Owned by Andrew Gazdecki

Bizness Apps was previously owned by Andrew Gazdecki. The loan has been forgiven, thus repaid in full.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	8,824,826	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	
Options:	130,574.94

Risks

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company has open sourced, or plans to open source, its code and intellectual property. By making elements of the Company's code and intellectual property freely available, it opens it up to being copied by other software developers and companies, thus potentially increasing its director competitors or devaluing the Company's resources.

The Company's business model depends on a number of factors. There is no assurance that the Company's business model will be successful or that the Company will generate increased revenues. The Company may be forced to change or abandon the Company's business model in order to find a product market fit and valuable revenue stream for its products and services.

The Company's current software applications are new and therefore do not have a stable or significant customer base. It is necessary that Company grows the number of customers of rapidly, although, there is no guarantee the Company will do so.

In order to respond to market changes, the Company's management may from time to time make changes to the business of the Company. There are certain risks associated with such changes. As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions or business combinations that could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company's ability to increase the Company's user base and revenues will depend heavily on the Company's ability to innovate and to create successful new products and services. If products or services the Company introduces fail to engage users, the Company may fail to attract or retain new users and may not be able to generate additional revenue and the Company's business may be materially and adversely affected as a result.

The development of new features and products is a complex and time-consuming process that may not be completed with the expected roadmap, as a result, products may fail to engage with users and the Company may not generate new revenue streams to an expected timescale.

The Company's business plan relies on hiring a key team of experienced product developers. Although every piece of due diligence is done before making a significant hire, the Company can not guarantee the performance, creativity or product building success of these key hires.

A significant amount of the team's time is spent working remotely. The Company uses the latest communication methods, such as Skype and Telegram message apps, to make sure the team is working towards a common goal and product development, however, as the team expands it is unproven that this method is optimal to product development. As a result, it may be necessary for the team to find a more stable base. This could potentially result in departures in the Company if team members did not want to re-locate.

The Company has, and will be developing, a global team. As a result, the Company must make sure it is adhering to complex laws and local regulations regarding employing and hiring. It must also adhere to all international trade and tax requirements as a result.

The Company's limited operating history may make it difficult to evaluate the Company's current business and the Company's future prospects. The Company has encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges in forecasting accuracy, determining appropriate investments of the Company's limited resources, market acceptance of the Company's existing and future products and services, competition from established companies with greater financial and technical resources, acquiring and retaining users and developing enhancements to the Company's products and services. The Company cannot assure you that the Company will be successful in addressing these and other challenges the Company may face in the future.

Our ability to protect our intellectual property and proprietary technology is uncertain. We have entered into confidentiality agreements and intellectual property assignment agreements with our officers, employees, and consultants regarding our intellectual property and proprietary technology. In the event of unauthorized use of disclosure or other breaches of those agreements, we may not be provided with meaningful protection for our trade secrets or other proprietary information.

The Company will need to raise additional funds in the future in order to fund marketing and operations to expand it's user based and rapid expansion, to develop newer or enhanced services, to respond to competitive pressures or to acquire complementary businesses or technologies. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of the stockholders of the Company will be reduced, stockholders may experience additional dilution and such securities may have rights, preferences or privileges senior to those of the rights of the Class A Common Stock. There can be no assurance that additional financing will be available on terms favorable to the Company, or at all.

If adequate funds are not available or not available on acceptable terms, the Company may not be able to fund its expansion, promote its brand names as the Company desires, take advantage of unanticipated acquisition opportunities, develop or enhance services or respond to competitive pressures. Any such inability would have a material adverse effect on the Company's business, results of operations, financial condition and prospects.

The Company expects competition in the blockchain and cryptocurrency space to continue to increase as the industry becomes larger as a whole and the technology develops. The Company competes with a number of other companies. Many of the Company's competitors are significantly larger than the Company is and have more capital to invest in their businesses. The Company believes that its ability to successfully compete against these and other potential competitors depends upon many factors both within and beyond the Company's control, including the following:

Many of the Company's current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources and larger customer bases than the Company does. These factors may allow the Company's competitors to respond more quickly than the Company can to new or emerging technologies and changes in customer preferences. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies which may allow them to build a larger user base or to monetize that user base more effectively than us. The Company's competitors may develop products or services that are similar to the Company's products and services or that achieve greater market acceptance than the Company's services. This could attract users away from the Company's products and reduce the Company's market share.

Blockchain technology is still in its infancy and has not been proven in a large scale consumer space. A significant proportion of the Company's business model relies on factors in the blockchain space outside its control, including the following:

- Growing amount of users using blockchain technology,

- New and improved uses of blockchain technology to solve consumer problems,

- Public perception of blockchain technology,

- Unknown and future regulatory laws and restrictions surrounding blockchain technology.

The Company's current business model is not proven or a source of significant revenue. Current revenues do not cover current expenditure of the company. As a result, the Company's business model is due to change and adapt according to market conditions, product market fit and finding a successful sales and revenue model.

There is significant uncertainty in how Cryptocurrency and services based on Crypto technologies will be regulated in the future. It is likely that many of the traditional financial regulations will be applied to Cryptocurrencies in the future, however the scope and extent of the imposed regulations are unknown and will remain unclear for the near term. This may effect the Altcoin.io'sstrategy around developing crypto technologies but will not devalue the current business offering.

The future business model may offer transactional services between traditional banking services, cryptocurrency financial services and service offerings based on a protocol. This may bring Altcoin.io into scope for traditional financial regulations such as Anti Money Laundering Regulation (AML), Know Your Customer (KYC) & The Markets in Financial Instruments Directive (MiFID II). The implementation and maintenance of complying with these regulations could be a significant financial burden on Altcoin.io. As such, Altcoin.io will consider the cost/benefit including any regulatory consequences when extending the services offered.

We believe that blockchains will become popular but that might not turn out to be the case.

As the Company's business develops, its is likely that the Company will venture into the financial technology space where there is significant government regulation and control. In many countries and states, there is currently limited regulation or control of cryptocurrencies and blockchain technology. The Company has done very limited research on how future and current regulation and law could affect the Company's current or future business model. Thus, there could be significant current and future regulation that could affect the Company's business model and plan. As a result, regulation and law could make the Company's business model unviable now or in the future.

Investors will not see a return on the Company until acquired, IPO, or becomes profitable investors will not see a return on the Company until acquired, IPO, or becomes profitable to start paying dividends to shareholders. None of those events are guaranteed to happen. Also, that dividends will only be paid if and when declared by the Board.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders

affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Altcoin Exchange, Inc.

- Delaware Corporation
- Organized August 2017
- 8 employees

1352 Hornblend St
San Diego CA 92109

https://www.altcoin.io

Business Description

Refer to the Altcoin.io profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Altcoin.io is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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